

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2011

Via E-mail
Robert Davis
Chairman and Chief Executive Officer
Cycle Countries Accessories Corp.
1701 38th Avenue West
Spencer, IA 51301

>   **Re: Cycle Country Accessories Corp.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed October 25, 2011**
>   **File No. 001-31715**

Dear Mr. Davis:

We have limited our review of your filing to those issues we have addressed in our comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the information statement to include audited financial statements for each of the two most recent fiscal years and unaudited interim periods or tell us why you believe you are not required to include this information. If you elect to incorporate by reference, please include a statement on the last page(s) of the information statement clarifying which documents, or portions of documents, you are incorporating by reference. Refer to Instruction D.1 to Schedule 14A.

No Fairness Opinion, page 4

2. Please revise to explain why the Board of Directors determined not to obtain a fairness opinion.

Consequences to the Stockholders, page 11

3. Please remove the disclaimer that the discussion of tax consequences "is for general information only" in the second paragraph of this section.

The Asset Purchase Agreement, page 13

4. We note the statement that "information concerning the subject matter of the representations and warranties may change . . . which subsequent information may or may not be fully reflected in our public disclosures." Please note that investors are entitled to rely upon disclosure in your filings, including disclosure regarding representations and warranties in a merger agreement. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions are required to make the statements included the disclosure document not misleading.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any questions you may have.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: James C. Creigh, Esq.